

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2018

Kevin Booth
President and Chief Executive Officer
Tenaya Group Inc.
8583 Skyline Drive
Los Angeles, CA 90046

Re: Tenaya Group Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed July 5, 2018
File No. 333-225261

Dear Mr. Booth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed July 5, 2018

Prospectus Summary, page 1

1. You disclose that you are "currently developing several series and films within the popular crime genre as well as the self-sustaining technologies." We note that on your website you discuss only two productions underway, both marijuana-related: "Wolves of Weed" and "Weed Court." Please revise your disclosure to clarify whether you are focused on the marijuana industry and tell us how these are productions are related to "self-sustaining technologies."

2. We further note your disclosure that your "long-term goal is to create partnerships with the brands the Company promotes." Please revise to clarify what brands you promote or intend to promote and the nature of these brands or parties with whom to intend to create partnerships.

We have suffered operating losses since inception and we may not be able to achieve profitability, page 3

3. We note that you include parentheses around your accumulated deficit as of December 31, 2017, but not as of March 31, 2018. As parentheses usually signify negative numbers and no parentheses signify positive numbers, please confirm and revise for consistency.

The Company does not have sufficient funds to meet its requirements for the next 12 months, page 4

4. Please disclose here the amount of cash you have on hand as of a recent date and provide an estimate of the amount of money needed to accomplish your goals over the next 12-months. Also disclose here and on page 25 the estimated amount of fees and expenses that the company has agreed to bear in connection with the registration of the shares for the selling stockholders.

There are substantial doubts about our ability to continue as a going concern, page 4

5. You disclose in this risk factor that you plan to attempt to raise additional equity capital by selling shares in this offering. However, this does not appear consistent with your disclosure elsewhere in your filing that securities are being sold by selling shareholders only and that there will be no proceeds to the company from this offering. Please revise to address this discrepancy.

There are significant potential conflicts of interest, page 7

6. Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material. Please also discuss the amount of time that each executive officer intends to dedicate to your business.

Business Strategy, page 11

7. We note your reference here and in the Prospectus Summary to various TV series, films, and podcasts, such as Dope Opera, Wolves of Weed, El Americano, and George Jung Pod Cast, however, it is unclear from your disclosure if these are productions you hope to undertake or if they reference examples of productions from other companies that you wish to emulate. Please revise to clarify. Also, if these are your planned projects, briefly provide some background as to each, as well as the timing and costs involved in commencing and completing such productions.

Employees, page 11

8.   Please reconcile your disclosure here that you have one employee with your disclosure on pages 4 and 18 that identify two executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 12

9.   We note your disclosure here and on page 10 that as of July 5, 2018 you had 44 shareholders of record. However, we note this offering is registering shares on behalf of 44 selling shareholders, but that neither Kevin Booth or Jordan Shefsky are identified as selling shareholders. Please revise to clarify or advise.

Management's Discussion and Analysis, page 13

10.   We note disclosure on page 14 that the Company intends to commence production of documentary and/or feature films and intends to produce quality films at or under budget. We further note your statements that production costs will be incurred principally with outside contractors, that costs incurred for outside contractors will be paid entirely by you and that the Company will not receive revenue from the studio until after the film is delivered. Please provide an estimate of the amount of funds you will need to commence production, pay outside contractors and deliver a film.

11.   Please briefly define or identify what OTT and DTC networks are when the terms are first used.

12.   Please provide estimates of the amounts of funds needed at each milestone stage that you have identified on pages 15 and 16.

Certain Relationships and Related Transactions, and Director Independence, page 20

13.   We note your disclosure on page 12 that Kevin Booth provides you the office space free of charge. Please disclose your rent arrangement in this section. Also, if the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Booth. Please also file as an exhibit your Employment Agreement with Mr. Booth, as disclosed on page 12, and any other material agreements as required by Item 601.

Description of Registrant's Securities to be Registered, page 21

14.   It appears that the table presenting information regarding the selling stockholders is meant to disclose that each selling stockholder owns less than 1% before the offering, but the

table includes the greater than symbol for each in that column. Please revise to clarify or advise.

Plan of Distribution, page 25

15.   We note your statement that sales by selling shareholders of their shares of your common stock registered hereby must be made at the fixed price of $0.05 "until the prices of our common stock are quoted on the OTC Pink."   Please delete the quoted language, as we do not consider the OTC Pink an existing market that would allow selling shareholders to make at-the-market offerings that satisfy Item 501(b)(3). Please also revise accordingly your statement that "When prices for our common stock are quoted on the OTC Pink, the shares of our common stock registered hereby may be sold or distributed from time to time by the selling shareholders…at market prices prevailing at the time of sale, at prices related to such prevailing market prices."

Signatures, page II-4

16.   Please revise the second signature section to have your principal executive officer, principal financial officer and principal accounting officer sign your registration statement in their individual capacities. Refer to the Instructions to Form S-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Anne Parker at 202-551-3611 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Transportation and Leisure

cc: Elaine A. Dowling, Esq.